

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2008

Mr. Mark T. Brown
Chief Financial Officer
Almaden Minerals Ltd.
750 West Pender Street, Suite 1103
Vancouver, B.C., Canada V6C 2T8

      Re: Almaden Minerals Ltd.
                Form 20-F for Fiscal Year Ended December 31, 2006
                Filed March 29, 2007
                File No. 001-32702

Dear Mr. Brown:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Jill S. Davis
                         Branch Chief